[LOGO] Wealth Minerals Ltd.

                                  NEWS RELEASE

                                  May 27, 2005

           WEALTH NEGOTIATES ADDITIONAL NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia...  Wealth Minerals Ltd. (the "Company" or "Wealth")
- (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), announces that it has negotiated an additional private placement of 150,000 units at a price of $0.61 per unit for total proceeds of $91,500. Each unit will consist of one common share and one-half of a common share purchase warrant. Each full warrant (the "Warrant") will be exercisable to acquire one additional common share at a price of $0.80 for a period of eighteen months from closing.

The proceeds of the private placement will be used to fund exploration on the Mackenzie Project and for general working capital.

The Company further announces that pursuant to its news release dated May 5, 2005 regarding the granting of incentive stock options, the number of incentive stock options being granted to employees and consultants has been revised from 560,000 to 585,000.

The  transactions  are  subject  to  acceptance  for  filing by the TSX  Venture
Exchange.

On Behalf of the Board of Directors of
WEALTH MINERALS LTD.

"Jerry Pogue"
Director

For further information, please contact:
Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management. This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.

Suite 1901 - 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3
Tel 604.331.0096  Fax 604.408.7499                        www.wealthminerals.com